SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors held on March 26, 2015

1. Date, Time and Location: On March 26, 2015, at 10 a.m., by conference call, as expressly authorized by Article 21, §2º, of the Company’s Bylaws.

2. Call Notice and Attendance: As all members of the Company’s Board of Directors attended the meeting, the summoning was dismissed and the instatement and approval quorum were verified.

3. Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: It was resolved, unanimously and without any restrictions, by all present members of the Board of Directors, to rectify the approval as set forth in the minutes of the Board of Director’s Meeting held on September 29, 2014 and filed before the Commercial Registry of the State of São Paulo (JUCESP) on October 10, 2014, under No. 413.516/14-3, which approved, as set forth in Article 22 (u) of the Company’s Bylaw, the execution of the contract “Contrato Particular de Abertura de Crédito para Construção de Empreendimento Imobiliário, com Garantia Hipotecária de Primeiro Grau e Outras Avenças No. 300.216-9”, celebrated between the Company and HSBC Bank Brasil S.A. – Banco Múltiplo (“HSBC”), in a total amount of R$194,000,000,00 and final due date in September 2018 (“SFI Contract”), to be on record that such approval included also the execution of the contract “Termos Gerais para Contratação de Operações de Derivativos nº 305032” and the respective order “Confirmação de Operação Swap nº 82982”, between the Company and the same HSBC, celebrated exclusively for the purpose of a swap of the fee of the SFI Contract.

5. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed. Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Directors: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 26, 2015

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer